UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AeroGrow International, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00768M103
(CUSIP Number)
November 25, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒               Rule 13d-1(b)

☒               Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	Names of Reporting Persons.	LAZARUS INVESTMENT PARTNERS LLLP
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	1,263,041
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	1,263,041
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,263,041
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.5%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	LAZARUS MANAGEMENT COMPANY LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	1,263,041
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	1,263,041
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,263,041
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.5%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	JUSTIN B. BORUS
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,263,041
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,263,041
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,263,041
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.5%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	MICHAEL S. BARISH
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,263,041
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,263,041
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,263,041
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.5%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.

(a)         Name of Issuer:

AeroGrow International, Inc.

(b)         Address of Issuer’s Principal Executive Office:

6075 Longbow Drive
Suite 200
Boulder, Colorado 80301

Item 2.

(a)         Name of Person Filing:

Lazarus Investment Partners LLLP (“Lazarus Partners”)
Lazarus Management Company LLC (“Lazarus Management”)
Justin B. Borus
Michael S. Barish

(b)         Address of Principal Business Office or, if none, Residence:

The business address of each of Lazarus Partners, Lazarus Management, Justin B. Borus and Michael S. Barish is 2401 E. 2nd Avenue, Suite 600, Denver, Colorado 80206.

(c)         Citizenship:

Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)         Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)         CUSIP Number:

00768M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule as beneficially owned by Lazarus Management (the “Securities”) are held by or for the benefit of Lazarus Partners.  Lazarus Management, as the investment adviser of Lazarus Partners, and as the general partner of Lazarus Partners, and each of Justin B. Borus and Michael S. Barish, as the managing members of Lazarus Management, may be deemed to beneficially own the Securities held by Lazarus Partners for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Lazarus Management, Mr. Borus or Mr. Barish is, for any other purpose, the beneficial owner of any of the Securities, and each of Lazarus Management, Mr. Borus and Mr. Barish disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 - 5 was derived from the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 2, 2009, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share, outstanding as of December 31, 2008 was 13,345,877 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

/s/ Michael S. Barish
Michael S. Barish

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 9

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: January 12, 2009

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

/s/ Michael S. Barish
Michael S. Barish